05036375

SECURI[TIES AND EXCHANGE COMM]ISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17025

RECD S.E.C. FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Elk Street
(No. and Street)

Albany (City) New York (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Benton 518-431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

80 State Street (Address) Albany (City) New York (State) 12207 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-24-05

OATH OR AFFIRMATION

I, Robert A. Benton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.L. King & Associates, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholders of
CL King & Associates, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of CL King & Associates, Inc. and Subsidiary (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005

C.L. King & Associates, Inc. and Subsidiary

Consolidated Statements of Financial Condition
(and Report of Independent Auditors)
December 31, 2004

C.L. King & Associates, Inc. and Subsidiary
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
80 State Street
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4496

Report of Independent Auditors

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary

In our opinion, the accompanying consolidated statements of financial condition present fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and its subsidiary (the "Company") at December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

C.L. King & Associates, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2004

	2004	2003
Assets		
Cash and cash equivalents	$ 361,451	$ 190,153
Restricted cash	178,508	189,958
Cash and securities segregated under federal and other regulations	17,325,000	17,350,000
Deposits with clearing organizations	676,534	1,539,034
Receivables from		
Brokers, dealers and clearing organizations	41,697,730	54,670,244
Securities borrowed	101,613,148	20,632,950
Customers	947,091	931,550
Related parties	89,815,475	40,476,328
Securities owned, at market value	25,717,419	29,002,943
Property and equipment	3,233,796	3,716,418
Other assets	618,923	695,119
Total assets	$ 282,185,075	$ 169,394,697
Liabilities and Stockholders' Equity		
Short-term bank loans	$ 14,220,000	$ 6,126,638
Payables to		
Brokers, dealers and clearing organizations	25,967	305,093
Securities loaned	76,215,932	49,038,612
Customers	14,801,848	13,481,190
Related parties	147,996,029	74,372,994
Securities sold, but not yet purchased, at market value	7,799,610	5,408,066
Accounts payable and accrued expenses	2,917,274	2,618,273
Total liabilities	263,976,660	151,350,866
Commitments and contingencies		
Subordinated borrowings - related party	8,000,000	8,000,000
Stockholders' equity		
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares	3,050	3,050
Additional paid-in capital	96,950	96,950
Retained earnings	10,133,028	9,968,444
Less: Treasury stock, at cost, 9,250 shares	(24,613)	(24,613)
Total stockholders' equity	10,208,415	10,043,831
Total liabilities and stockholders' equity	$ 282,185,075	$ 169,394,697

The accompanying notes are an integral part of the consolidated statements of financial condition.

1. Significant Accounting Policies

Business Operations
The consolidated financial statements include the accounts of C.L. King & Associates, Inc. (the "Company") and its wholly-owned subsidiary Jetco V, LLC. The Company is a securities broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC). The Company is engaged principally in the trading and brokerage of equity securities and other investment products for individual and institutional customers throughout the United States. Jetco V, LLC was organized in 2001 pursuant to the laws of the State of New York. Jetco V, LLC's principal asset is an aircraft which it operates for charter.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Securities owned and securities sold, but not yet purchased are comprised of United States stocks and are valued at market value based on quoted market prices.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount of cash loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate. These agreements typically mature within one week.

Securities-Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral
The Company continues to report assets it has pledged as collateral in secured borrowing when the secured party cannot sell or repledge the assets.

Receivable from Clearing Broker
Receivable from clearing broker represents cash balances on deposit with and securities receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counter party.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with varying lives ranging from 3 to 10 years.

The Company's subsidiary Jetco V, LLC owns an aircraft, which is being depreciated using the straight line method, with a useful life of 7 years.

Financial Instruments
The financial instruments of the Company are reported on the statements of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The estimated fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2004 approximates their carrying value based on current rates available.

Income Taxes
The Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

2. Cash and Securities Segregated Under Federal and Other Regulations

Resale agreements collateralized by U.S. Government securities of $17,325,000 and $17,350,000 as of December 31, 2004 and 2003, respectively, have been segregated in special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31:

	2004	2003
Receivable from clearing broker	$ 39,023,417	$ 47,042,927
Receivable from clearing organizations	2,516,724	905,290
Receivables from underwriting designations	-	110,156
Receivable from broker for unsettled securities transactions, net	157,589	6,611,871
	$ 41,697,730	$ 54,670,244
Payable to clearing organizations	$ 25,967	$ 305,093

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers and clearing organization on the statements of financial condition.

4. Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Securities owned by customers and related parties are held as collateral for the receivable balances. Such collateral is not included in the financial statements. The customer and related party collateral amounted to $160,576,217 and $95,475,196 at market value at December 31, 2004 and 2003, respectively.

5. Property and Equipment

Property and equipment consists of the following at December 31:

	2004	2003
Furniture/fixtures	$ 289,724	$ 282,769
Office equipment	1,617,065	1,539,814
Leasehold improvements	713,546	682,123
Aircraft	4,124,608	3,922,365
	6,744,943	6,427,071
Less: Accumulated depreciation	(3,511,147)	(2,710,653)
Property and equipment, net	$ 3,233,796	$ 3,716,418

6. Short-Term Bank Loans

The short-term bank loans are obtained under four lines of credit, one $25,000,000 line of credit and three $15,000,000 lines of credit, all with variable interest rates. The interest rates on the lines are as follows: on two of the lines, it is based upon the prevailing federal funds rate plus 1.00% (3.50% at December 31, 2004), another is based upon the effective federal funds rate plus 1.05% (3.51% at December 31, 2004), and the fourth is based upon the targeted federal funds rate plus 1.25% (3.75% at December 31, 2004). As of December 31, 2004, the loans are collateralized by $29,780,329 of the Company's and certain related parties' securities purchased on margin subject to certain regulatory formulae. The Company has not separately presented these securities on the statements of financial condition as the creditors cannot sell or repledge the collateral. The average interest rates on these loans were 2.50% and 2.11% for the years ended December 31, 2004 and 2003, respectively. Total unused lines of credit amounted to $55,780,000.

Restricted cash of $178,508 at December 31, 2004 represents a compensating balance maintained to assure future credit availability on one of the $15,000,000 lines of credit. According to the terms of the agreement, the Company must maintain a low six figure deposit with the lending institution at all times.

7. Commitments and Contingencies

The Company leases office space from a partnership, the majority of which is owned by the Company's principal stockholder. The lease expired on January 31, 2004 and has been month to month thereafter, requiring monthly payments of $8,200.

The Company also leases additional office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2009. Future minimum annual rentals payable are as follows:

2005	$	455,205
2006		418,557
2007		418,557
2008		430,004
2009		357,442
Thereafter		1,233,400
	$	3,313,165

At December 31, the approximate market value of collateral received that can be sold or pledged by the Company were:

		2004		2003
Sources of collateral				
Securities purchased under agreements to resell	$	17,671,644	$	17,697,143
Securities borrowed, collateralized by cash	$	96,590,286	$	19,636,591
Uses of collateral				
Securities loaned, collateralized by cash	$	74,935,208	$	47,513,638

The Company is a defendant in legal action brought by an ex-employee. Management, after consultation with the Company's legal counsel, believes that an unfavorable outcome to the Company as a result of this legal action although possible is not probable. The Company intends to vigorously defend itself against this action.

8. Subordinated Borrowings

On April 30, 2002 and January 31, 2003, the Company entered into two separate secured demand note agreements with the Company's principal stockholder for $2,000,000. Each agreement bears interest at 2%. These are recorded as receivables from related parties and subordinated borrowings on the statement of financial condition. The debts are collateralized by securities with a market value of $6,704,097 and $8,248,797 at December 31, 2004 and 2003, respectively. Interest is paid monthly with the principal amount due at maturity on April 30, 2005 and February 28, 2006, respectively.

On December 31, 2004, the Company renewed a subordinated debt agreement with the Company's principal stockholder for $4,000,000 at an annual interest rate of 2.5%. Interest is paid monthly with the principal due at maturity on January 31, 2008.

The National Association of Securities Dealers has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

During the year ended December 31, 2004 and 2003, the Company recognized approximately $1,094,000 and $994,000 in commission revenue, respectively, and $113,000 and $105,000 for stock borrow rebate interest income, respectively, related to doing business with the partnership operated by PCM Ventures II, LLC.

During the year ended December 31, 2004 and 2003, the Company recognized approximately $76,000 and $72,000 in commission revenue, respectively, and $8,000 in each of the years for stock borrow rebate interest income, related to doing business with the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

The Company periodically reviews the commission fees charged to the above entities and adjusts them to reflect market rates.

Paradigm Capital Management, Inc. (PCM), an affiliated Company through common ownership and management, uses the Company for custody and clearance services for some advisory clients. The Company recognized approximately $283,000 and $270,000 in commission revenue from PCM for the years ended December 31, 2004 and 2003, respectively. In addition, the Company allocates overhead expenses for services provided to PCM. For the years ended December 31, 2004 and 2003, the expenses allocated to PCM were approximately $1,883,000 and $1,750,000, respectively.

The Company maintains brokerage accounts for the benefit of the principal stockholder. During the year ended December 31, 2004 and 2003, the Company recognized approximately $49,000 and $45,000 for stock borrow rebate interest income, respectively, on these accounts. For these accounts, the sharing of stock borrow interest income between the Company and the principal stockholder uses the same terms and conditions as the Company offers to other clients.

Net realized and unrealized gains on securities owned by the Company are distributed to the principal stockholder. Generally, compensation is paid to the principal stockholder when net gains are realized. Compensation earned by the principal stockholder for the years ended December 31, 2004 and 2003 was $637,638 and $6,621,277, respectively. At December 31, 2004, $5,758,645 was unpaid and is included as a payable to related parties on the statements of financial condition.

In addition to the related party leases disclosed in Footnote 7, the Company leases certain other space on a monthly basis from a partnership, the majority of which is owned by the Company's principal stockholder. Payments under this month-to-month lease were $232,001 for the year ended December 31, 2004.

10. Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2004 or 2003.

The Company has a deferred compensation plan for certain employees. Benefits in this plan vest over a five year period.

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $250,000, whichever is greater. At December 31, 2004, the Company had net capital of $9,672,434, which was 9% of aggregate debit balances and $7,526,749 in excess of required minimum net capital of $2,145,685.

12. Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2004 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

13. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and by requiring collateral where appropriate.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.